

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 29, 2008

Mr. Edward Williams
Chief Financial Officer
Diamond Discoveries International Corp.
45 Rockerfeller Plaza Suite 2000
New York, NY 10111

> **Re:** **Diamond Discoveries International Corp.**
> **Form 10-KSB/A1 for the Year Ended December 31, 2007**
> **Filed August 13, 2008**
> **Response letter dated August 12, 2008**
> **File No. 000-31585**

Dear Mr. Williams:

We have reviewed your amended filing and response and have the following comments.

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2007

Controls and Procedures, page 31

1.   We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. Otherwise, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures as of the end of the fiscal year.

2.   We have read your response to prior comment 2 and the amended 10-KSB, noting that the certifications filed by your Principal Executive Officer and Principal Financial Officer under Item 601(b)(31) of Regulation S-B continue to exclude the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B. Please revise these certifications to include the appropriate language.

<u>Closing Comments</u>

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

You may contact Joanna Lam, Staff Accountant, at (202) 551- 3476 or me at (202) 551- 3686 if you have questions regarding these comments.

Sincerely,

Karl Hiller
Branch Chief